Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

Filed by: Harris Corporation
Commission File No. 1-3863
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 1-37975

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TRANSFORMATIONAL MERGER

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CEO Message

Harris President and CEO, Bill Brown shares information about the Harris and L3 transformational merger of equals.

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Merger Announcement Site

This combined Harris Corporation and L3 Technologies site provides further information about the recent merger announcement.

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Integration Updates

The integration updates page provides resources and guidance to help employees navigate the integration landscape.

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Latest News

October 22, 2018

Scott Mikuen Reviews Harris and L3 Merger of Equals Rules of Engagement

Check out a general "Rules of Engagement" document for guidance on the recent Harris and L3 merger announcement.

October 17, 2018

CNBC News Coverage of Harris & L3 Merger

CNBC's Squawk Alley weighs in on Harris and L3 merger.

October 15, 2018

Harris Corporation and L3 Technologies to Combine in Merger of Equals

Harris Corporation (NYSE:HRS) and L3 Technologies, Inc. (NYSE:LLL) have agreed to combine in an all stock merger of equals to create a global defense technology leader, focused on developing differentiated and mission critical solutions for customers around the world.

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- Key Points
- Announcement Presentation
- Fact Sheet
- L3 Overview
- Harris Overview

TRANSFORMATIONAL ME

TRANSFORMATIONAL MERGER

Key Points

About the Merger:

- Harris Corporation and L3 Technologies have agreed to combine in an all stock merger of equals to create a global defense technology leader.
- The combined company, L3 Harris Technologies, Inc., will be the 6th largest defense company in the U.S. and a top 10 defense company globally, with approximately 48,000 employees and customers in over 100 countries.
- This transformational merger is expected to create significant value in many ways:
    - Broad portfolio of technology capabilities and increased scale to address evolving customer needs.
    - Complementary businesses will enable accelerated innovation and speed to market.
    - Strengthened capabilities across multiple domains, leading to more advanced solutions in fast-growing franchises aligned with customer priorities.
    - Significant operating synergies and strong free cash flow, which will be deployed in a disciplined manner to further drive shareholder value.
- Harris Corporation and L3 Technologies share a culture of innovation and operating philosophy that will create a stronger platform to drive growth.
    - Both L3 Technologies and Harris are technology-driven organizations with significant R&D investment and a combined workforce of over 22,000 engineers and scientists.
    - Both companies have a deep commitment to customers, operational excellence, shareholder value, employee engagement and community involvement.
- L3 Harris Technologies will be headquartered in Melbourne, Florida.
- The combined company will be led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies.
- Bill Brown will serve as chairman and chief executive officer, and Chris Kubasik will serve as vice chairman, president and chief operating officer for the first two years following the closing of the transaction. For the 3rd year, Bill Brown will transition to executive chairman and Chris Kubasik to chief executive officer, after which Chris Kubasik will become chairman and chief executive officer. Additional senior leadership positions for L3 Harris Technologies will be determined at a later date.
- The merger is subject to customary regulatory and shareholder approvals and is expected to close in mid-calendar year 2019.

What this means to employees:

- The combined company will bring together two very successful organizations with highly talented workforces and complementary cultures, including strong values and a focus on innovation and operational excellence.
- Leveraging our expanded technical talent, portfolio of technologies and R&D capabilities, the combined company will offer a broader range of complete mission solutions across fast-growing franchises. Collectively, this will allow us to even better serve our customers efficiently and reliably while enhancing opportunities for innovation.
- We appreciate the talent and capability of our workforce which has driven our success to date and made this merger possible, and we are confident the future is bright for employees.
- As a combined company, our diverse base of employees will have more opportunities to advance across a much wider spectrum of career fields, geographic locations and mission critical programs.
- Integration planning is already underway and, as we work together on this exciting transformation, we are committed to relaying relevant information clearly, transparently and in a timely manner as it becomes available.
- Until closing, which is expected by mid-calendar year 2019, the two companies will continue to operate as separate businesses and it is essential we remain focused on meeting our external and internal customers' requirements and performing at the highest level.

What this means to our customers:

- The combination will create an agile global defense technology company with the scale, resources and highly complementary technology portfolio to provide high-value products and services across a broad range of markets even more efficiently, affordably and reliably.
- Until close, the two companies will continue to operate as separate businesses and we are committed to seamless business

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BILL BROWN
ALL HANDS


GREG TAYLOR
GET TO KNOW L3 TECHNOLOGIES


SCOTT MIKUEN
RULES OF ENGAGEMENT


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TRANSFORMATIONAL MERGER

FAQs

About the Deal

Benefits

Company Structure

Compensation & Incentives

Employee Do's & Don'ts

Miscellaneous

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BILL BROWN
ALL HANDS


GREG TAYLOR
GET TO KNOW L3 TECHNOLOGIES


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RULES OF ENGAGEMENT

FAQs

About the Deal

What did you announce?

Why did the two companies decide to merge?

Where will the combined company be headquartered/have locations?

Why did you choose Melbourne to be the headquarters for the combined company?

How are the companies alike/different?

Why are you merging now?

Who is L3 Technologies?

Why did we announce earnings at an earlier date?

When do you expect the transaction to close?

What is the process between now and closing?

What will you be working on between now and closing?

Benefits

Will there be changes to our current employee benefits in the short-term? New!

What will happen to our health and welfare benefits in 2020? New!

Will we continue to maintain our current vacation policies? New!

What will happen to the deferred value of vacation earned prior to the transition to the new Harris Discretionary PTO plan? New!

Will there be any changes to the Benefits Portal in the near future? New!

What happens to our 401K accounts? New!

Will Fidelity continue to act as Record Keeper for the Harris 401K? New!

Does the merger with L3 allow me to take my 401K balance from the plan and move it to another qualified retirement account? New!

If I invest in Harris shares within my 401K account, what will happen to those shares post close? New!

I heard that L3 has an Employee Stock Purchase Plan. Will we be able to roll that out to employees post-close? New!

I am currently employed by Harris but was formerly employed by L3. Will my former L3 service be counted as Harris service post-close? New!

There is talk that L3's pension plans are underfunded. What is Harris' plan for this? New!

Will my Exelis pension or legacy Exelis Excess Savings Plan be impacted by the merger? New!

With the larger employee base, do you expect that the merger will result in reduced costs of benefits to employees? New!

What is the benefit of the merger to employees?

What impact will the merger have on my benefits or compensation?

What happens to the shares of Harris that I own as a result of this transaction?

Company Structure

Why will the company be named L3 Harris Technologies, versus Harris L3 Technologies, or something similar? New!

What will the size be of the combined company?

Who will lead the combined company?

How will the company be structured?

Who will lead the business units?

Will we need to change the policies and procedures that we use today?

Do you expect a reduction in force or facilities consolidation?

Latest Videos


BILL BROWN
ALL HANDS


GREG TAYLOR
GET TO KNOW L3 TECHNOLOGIES


SCOTT MIKUEN
RULES OF ENGAGEMENT

Compensation & Incentives

Are there any anticipated changes to our base salaries? New!

Are there any anticipated changes to KCIP, BDIP, SIC or other incentive plans that employees participate in? New!

Are there any anticipated changes to PRP? New!

What will happen to the 10 Restricted Stock Units that were granted last March? New!

I have a SERP balance. What happens to this? New!

What is the pay structure at L3 and will there be a market review of Harris salaries? New!

Employee Do's & Don'ts

Can I begin applying for L3 jobs now? New!

Are there any hiring restrictions between now and close? New!

Does the pending merger prevent me from applying for open positions internal to Harris? New!

I'm considering a new position with Harris. How will the merger impact job openings?

What do I do now?

Can I interact with my L3 Technologies counterpart, and if so, when?

What should I do if I am approached by the media and/or analysts?

How will I receive progress updates?

Miscellaneous

Does this merger prevent us from filling open positions we currently have posted at Harris? New!

What impact will the merger have on our strategy of using international representatives to help drive sales? New!

Will international employees be involved during the integration process? New!

Will the merger provide greater opportunities for contract and temporary staff to become full-time employees? New!

Hiring managers are receiving questions from new college grad hires who are scheduled to start between January and June. What should they tell them? New!

Will we need to reapply for our current jobs once the merger is complete? New!

Will there be any changes to our HR systems, workflow tools, etc.? New!

Will there be restructuring resulting in job losses? New!

If the merger is approved, what will the organizational structure of the combined enterprise look like? New!

Given Harris just rolled-out Career Framework, do we anticipate any changes to leveling or titling once we merge with L3? New!

What does it mean that Bill Brown will be Chairman & CEO for two years and Executive Chairman for a third year; with Chris Kubasik being appointed CEO in year three and Chairman & CEO in year four? Isn't that far away to be planning for those moves already? New!

There is a lot of discussion as to how Melbourne, FL will benefit from being the headquarters of L3 Harris Technologies but what about other Harris locations? How will they benefit? New!

For locations on a 9/80 work schedule, is this work schedule going to remain in place? New!

Are there any communications planned for existing customers about the merger? New!

Will Project Unite be cancelled? New!

Will L3 systems and processes be harmonized with Harris'? New!

Will there be restructuring resulting in job losses? New!

In what areas does L3 take a prime position? New!

Who will lead the integration on the Harris side? New!

Assuming many of the details of this transition will take time to address, how can we best prepare, specifically in the areas of overlapping technologies? New!

__Important Additional Information and Where to Find It__

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com.

__Participants in Solicitation__

Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

__Forward-Looking Statements__

Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.


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INTEGRATION TIMELINE
Pre-Close Period
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INTEGRATION TIMELINE
Pre-Close Period
First 100 Days
ANNOUNCEMENT
October 14, 2018
CLOSE
Mid-2019

Integration Team Structure

The Integration Management Office (IMO) is jointly staffed with Harris Corporation and L3 Technologies representatives from each function. The chart below shows the structure of the IMO.


HARRIS
Board of Directors
Steering Committee
Chris Kubasik
Executive Leadership Team
Steering Committee
Bill Brown
Executive Leadership Team
Board of Directors
Integration Management Office (IMO)
Integration Leadership
HRS: Jim Jordano
LLL: Heidi Wood
McKinsey & Company
Functional Integration Teams
Tax
Accounting
Finance
Legal
IT
Operations
Human Resources
Compliance
Communications
Security
Engineering
IMO Support
Supply Chain
Jointly staffed value capture teams

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com.

Participants in Solicitation

Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.